Mail Stop 4-6


								December 3, 2004



Shimon Citron
Chief Executive Officer
Zone 4 Play, Inc.
103 Foulk Road
Wilmington, DE  19803

	Re:    	Zone 4 Play, Inc.
		Registration Statement on Form SB-2
		Filed on November 3, 2004
		File No. 333-120174

Dear Mr. Citron:

      We have limited our review of the above-referenced Form SB-2 registration statement of Zone 4 Play, Inc. to the issues outlined below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Periodic Reporting
1. We note that you entered into a reverse merger with Old Goal Enterprises, Inc. as described in the Form 8-K filed February 6, 2004. To be the successor issuer to the reporting obligation under
Rule 12g-3(a) under the Exchange Act, Rule 12b-2 under the
Exchange
Act requires "the direct acquisition of the assets comprising a going business." A "blank check" company such as Old Goat Enterprises does not satisfy that criteria. The SEC permits "back door" registration under the Exchange Act where a formerly non-reporting company first presents disclosure in a Commission filing about itself after completion of a merger transaction. However, when the formerly non-reporting company merges with a "blank check" company, it must file, within 15 day of the succession, a Form 8-K with the same level of information required by Form 10 or Form 10-SB, which include at a minimum complete audited and pro forma financial statements required by those forms. Other information about the accounting survivor such as a management`s discussion and analysis, business description and management should also be provided.

Please be advised that we currently do not intend to declare the above-referenced Form SB-2 effective until you have filed an appropriate Form 8-K and any comments issued in connection with that
8-K have been cleared. Note that because the 8-K should include disclosure equivalent to a Form 10 or 10-SB, we will subject it to our standards of review selection and we may issue substantive comments in connection with that review.

Selling Security Holders
2. Please provide a concise description of the transaction by which the selling security holders in the table acquired their shares of common stock and warrants.
3. Please disclose the natural persons who exercise sole or shared voting or investment power over Altshuler Shaham Ltd., Aperson S.A., and Glenrock Group. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual.
4. Please tell us whether any of the shareholders are broker-dealers or affiliates of a registered broker-dealer. If the former, disclose and state whether the shares were received as compensation for investment banking services or as investment shares.
5. To the extent any of the selling shareholders are affiliates of broker-dealers, please disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Form 10-QSB for the period ended September 30, 2004
6. In your disclosure regarding changes in internal control over financial reporting, you have incorrectly identified the evaluation period. The disclosure indicates that there were no significant changes that would significantly affect internal controls "subsequent to the date of the evaluation." Item 308(c) of Regulation S-B requires that changes should be described that occurred during the issuer`s "last fiscal quarter" (or fourth fiscal quarter in the case of an annual report) that would materially affect or are reasonably likely to materially affect the issuer`s internal control over financial reporting. Please revise the disclosure controls and procedures to conform to the appropriate standard and supplementally confirm to us that your disclosure will conform on a going-forward basis.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions should be directed to Maryse Mills-Apenteng at
(202) 942-1861. If you need further assistance, you may contact me at (202) 942-1800.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director


cc:  	Gregory Sichenzia, Esq.
      Sichenzia Ross Friedman Ference LLP
      1065 Avenue of the Americas
      New York, NY  10018